BioCentury 25th Annual NewsMakers in the Biotech Industry Conference New York 7 September 2018 (ASX: IMM, NASDAQ: IMMP) The global leader in developing LAG-3 therapeutics Exhibit 99.1 th

The purpose of the presentation is to provide an update of the business of Immutep Limited ACN 009 237 889 (ASX:IMM;
NASDAQ:IMMP).
These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Immutep and should not be relied upon as an independent source of information.
Please refer to the Company's website and/or the Company’s filings to the ASX and SEC for further information.
The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information.
Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Immutep’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks.
Because actual results could differ materially to assumptions made and Immutep’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.
Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Immutep has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Immutep. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.
Notice: Forward Looking Statements

Company Snapshot
•
Globally active biotechnology company with
operations in Australia, Europe and U.S.
•
Four LAG-3 related product candidates in
development in immuno-oncology and
autoimmune disease
•
Committed partnerships with three of the
world’s largest pharmaceutical companies -
Merck (MSD), Novartis and GSK, along with
Eddingpharm in China
•
Backed by high profile institutional healthcare
investors: Platinum Asset Management and
Australian Ethical in Australia, along with
Ridgeback Capital in the U.S.
•
Meaningful clinical, regulatory, and corporate
news flow throughout calendar 2018 and 2019
Notes:
(1)
Cash
balance
does
not
include
the
A$1.9mm
(US$1.4mm)
R&D
rebate
received
from
the French government (21 August 2018)
Market capitalisation based on ASX ordinary share price. For a detailed summary of all securities on issue refer to latest Appendix 3B released on ASX. Each ADR represents
100 ordinary shares
Ticker symbols
IMM (Australian Securities Exchange)
IMMP
(NASDAQ
-
ADRs)
Securities on issue
(as at 17 August 2018)
3.0
billion ordinary shares
7.7 million issued ADRs
Cash & Term Deposits
(1)
(as at 30 June 2018)
A$23.5
million
(~US$17.4
million)
Market Cap
(as at 17 August 2018)
A$105.9 million (~US$77.1 million)
Avg. Vol. (3 months)
(as at 30 June 2018)
5.2 million ordinary shares on ASX
77 k ADRs on NASDAQ
Shareholders
Capital Structure
75%
25%
Australian Securities Exchange
Nasdaq

4 LAG-3 Overview & Product Candidates

•
LAG-3 is widely expressed on tumor infiltrating lymphocytes (TILs) and cytotoxic T cells
Prime target for an immune checkpoint blocker
•
Functionally
similar
to
CTLA-4
(targeted
by
Yervoy
®
)
and
PD-1
(targeted
by
Keytruda
®
)
•
There are currently no approved therapeutics targeting LAG-3
Positive
regulation of
antigen presenting
cells (APC)
increase in antigen
presentation to
cytotoxic CD8
+
T cells
Negative
regulation of
LAG-3
+
T Cells
LAG-3 as a Therapeutic Target
LAG-3/ MHC Class II Interaction
T-Cell
APC
MHCII
LAG-3

immutep
LAG-3 IMMUNOTHERAPY

immutep
NOVARTIS
immutep
gsk

IMMUNOSTIMULATION
IMMUNOSUPPRESSION
APC
MHCII
IMP321
LAG-3
T-Cell
T-Cell
IMP761
APC
Activator
Antagonistic
mAb
Agonistic
mAb
Immuno-oncology
Combination Therapies
Viral Infections
Rheumatoid
Arthritis
IBD
Multiple Sclerosis
Depleting
mAb
LAG-3
Partnered
with
Partnered
with
Targeting LAG-3 May Lead to Multiple
Therapeutics in Numerous Indications
IMP731
IMP701

immutep
LAG-3 IMMUNOTHERAPY

MERCK
INVENTING FOR LIFE
immutep
EOC
gsk
NOVARTIS
immutep

Program
Eftilagimod Alpha
(LAG-3lg or
IMP321),
APC
activating
fusion
protein
AIPAC
(Chemo-IO
Combo)
TACTI-mel
(IO-IO
Combo)
2018/2019
2018/2019
INSIGHT
(In situ
Immunization)
IMP731
(Depleting
AB)
IMP701
(Antagonist
AB)
Autoimmune
Diseases
IMP761
(Agonist
AB)
2019/2020
TACTI-002
(IO-IO
Combo)
(2)
IO-IO Combo: solid
tumors
IO-IO Combo: solid tumors + blood cancer
Chemo-IO combo: metastatic breast cancer
IO-IO Combo:
melanoma
Commercial Rights/Partners
Late
Stage
Phase II
Preclinical
Phase I
Global
Rights
Global
Rights
Global
Rights
Global
Rights
Chinese
Rights
Notes
(1)
Expected timing of data readouts and actual results and timing may differ
(2)
In
combination
with
KEYTRUDA®
(pembrolizumab)
in
non-small
cell
lung
carcinoma
(“NSCLC”)
or
head
and
neck
carcinoma
(“HNSCC”);
clinical trial is currently planned and not active
(3)
INSIGHT
Investigator
Initiated
Trial
(“IIT”)
is
controlled
by
lead
investigator
and
therefore
Immutep
has
no
control
over
this
clinical
trial
(4)
Reflects completed study in psoriasis
(5)
Clinical trial is currently planned and not active
*
Cell
Therapy:
CVac™
-
divested
to
and
controlled
by
Sydys
Corporation
7
2019
(1)
(1)
(1)
(1)
Autoimmune
Diseases
(4)
(3)
(5)
Oncology and Autoimmune Pipeline*

8 Lead Program Eftilagimod Alpha (IMP321)

Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant
immutep
LAG-3 IMMUNOTHERAPY

- ✓
- ✓
- ✓
- ✓

→

Eftilagimod
Key
Characteristics
(based
on
current
data):
•
Excellent safety profile and encouraging efficacy data thus far
•
Potential for use in various combination settings (e.g. IO, chemo, vaccines or in situ immunization)
•
Antigen presenting cell activation mechanism of action, that results in t-cell cascade and thereby enhances the immune system response
•
Potentially favorable (low) cost of goods based on current flat dosing regimen and manufacturing process
Opportunity
for
Eftilagimod:
Potential synergistic effect with current IO, cancer vaccines, or chemo therapies
Unique Mode of Action and potential therapeutic synergies
European Phase IIb trial of efti
+ chemo in breast cancer
Dose
escalation
Phase
I
of
efti
+
Keytruda
(TACTI-mel)
in
melanoma
extension
to
other
indications possible
Opportunity for Eftilagimod Alpha
Eftilagimod has the potential to be an ideal combination candidate in oncology therapy that could improve the prognosis for patients

Chemo-
Immuno-
Combo
IO-IO
Combo
Vaccine
Adjuvant

immutep
LAG-3 IMMUNOTHERAPY

	→

- ✓
- ✓
- ✓
- ✓
- ✓
- ✓
- ✓

Arm 1, 113
patients:
paclitaxel + IMP321
Phase IIb,
multinational,
randomized,
double-blind
Safety-run in,
15 (6+9) patients,
2 cohorts<<
Stage 2
Arm 2, 113
patients:
paclitaxel + placebo
Run-in: recommended
Phase II dose (RP2D)
Stage 2: Efficacy (PFS)
Eftilagimod
Alpha in MBC (AIPAC)
(chemo-immunotherapy)
AIPAC trial (Phase IIb): Active Immunotherapy PAClitaxel, MBC patients, different EU countries
Status Report (August 2018)
Safety run-in completed successfully
Randomized phase started early 2017 with the
RP2D (30 mg)
Interim-data of safety run-in presented at ASCO
2017
To-date, efficacy and safety data in-line with
historical control group/ prior clinical trials
(Brignone
et al Journal Translational Medicine
2010, 8:71)
Regulatory approval to conduct trial in 7 EU
countries
Over 30 sites actively recruiting patients
Mid-point of patient enrolment reached (June 2018)
•
Primary read out expected in 2019
Primary
Objective
Run-In: Recommended Phase II dose (RP2D)
Stage 2: Efficacy (PFS) of paclitaxel + IMP321 vs.
paclitaxel + placebo
Other
Objectives
Anti-tumor
activity,
safety
and
tolerability,
pharmacokinetic
and
immunogenic
properties,
quality
of life of IMP321 plus paclitaxel compared to placebo
Patient
Population
Advanced
MBC
indicated
to
receive
1
line
weekly
paclitaxel
Treatment
Run-in: Paclitaxel + IMP321 (6 or 30 mg)
Arm 1: Paclitaxel + IMP321 (30 mg)
Arm 2: Paclitaxel + Placebo
Countries
NL,
BE,
PL,
DE,
HU,
UK,
FR
overall
30+
sites
st

Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

immutep
LAG-3 IMMUNOTHERAPY

Patient number
Response criteria (RECIST)*
Progression disease (PD)
Stable disease (SD)
Partial response (PR)

Preliminary
data, status
Interim CSR April 2018, best response acc. To RECIST 1.1
Response Parameter
Paclitaxel +
IMP321
(n
=
15)
Complete Response (CR)
0/15 (0%)
Partial Response (PR)
7/15 (47%)
Stable Disease (SD)
6/15 (40%)
Progressive Disease (PD)
2/15 (13%)
Overall Response Rate (ORR)
7/15 (47%)
Disease Control Rate (DCR)
13/15 (87%)
•
ORR of 47% and DCR of 87%
•
Two of the responses occurred
relatively
late
(after
~6
months)
•
ORR* of 47% and DCR** of 83%
•
Responders had further tumor
shrinkage between months 3 and 6
*Overall Response Rate **Disease Control Rate
Phase I (n=30)
AIPAC –
Safety Run Phase (n=15)
Eftilagimod
Alpha Prelim. Efficacy
Metastatic Breast Cancer
Observed response rates are substantially better than the 22-33% response rates seen in historical control groups with paclitaxel monotherapy

Chemo-immuno-Combo
IO IO Combo
Vaccine Adjuvant

immutep
LAG-3 IMMUNOTHERAPY

Australia

Phase I, multicenter,
open label,
dose escalation
24 patients,
4 cohorts of 6 patients
Efti
(IMP321) +
anti-PD-1
(Keytruda
)
Recommended
Phase II dose,
safety and
tolerability
Efti
(IMP321) in Melanoma
TACTI-mel
(IO
combination)
–
Trial
Design
7 sites in Australia
TACTI-mel
= Two ACTive
Immunotherapeutics in melanoma
preliminary data, status 17th August 2018
•
Part A: efti
(IMP321) at 1, 6 and 30 mg s.c.
every 2 weeks starting with cycle 5 of
pembrolizumab
Status: recruitment completed; interim
results on next slides
•
Part B: efti
(IMP321) at 30 mg s.c. every 2
weeks starting with cycle 1 of
pembrolizumab
Status: recruitment completed; data
expected Q4
•
Pembrolizumab (Keytruda
) 2 mg/kg every
3 weeks i.v.
part A and B
12
Recommended dose for Phase II with
efti
(IMP321) + pembrolizumab
Safety + tolerability
Primary
Objective
Other
Objectives
PK and PD of IMP321, response rate,
time to next treatment, PFS

Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant
immutep
LAG-3 IMMUNOTHERAPY

600
300
100
50
0
-50
-100
% change from baseline
irPD
irSD, irPR or irCR
n = 18

→

Best Overall Response acc. to irRC
N = 18 (%)
irCR
1 (6%)
irPR#
5 (28%)#
irSD
6 (33%)
irPD
6 (33%)
Best overall response rate (ORR)
6 (33%)
Patients with tumor shrinkage
9 (50%)
Disease control rate
12 (66%)
Baseline Characteristics
N = 18 (%)
Elevated
LDH
7 (39%)
Metastasis
stage M1c
15 (83%)
Pre-treated with
BRAF/MEK/ipilimumab
4 (22%)
irPD/irSD to pembro
after 3 cycles
12 (67%)
# -
incl. 1 pt
with complete disappearance of all target lesions;
CR acc. to RECIST
1.1
Waterfall Plot* (starting after 4 cycles of pembrolizumab)
•
Patients very late stage of disease (M1c, elevated LDH)
•
Majority not responding to pembrolizumab
Tumor shrinkage in 50 % of these patients incl. 2 pts
with complete disappearance of all target lesions
Efti
(IMP321) in Melanoma
TACTI-mel
(IO combination)
–
Results after Start of Combo (1)
preliminary data, status 9th May 2018
* -
acc
to
irRC

Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

immutep
LAG-3 IMMUNOTHERAPY

pre-pembro
week 9 (pembro)
week 25 (combo)
week 37 (combo)
week 49 (Pembro mono)
week 64 (PFS-FU)
R
L

→

Tumour burden (irRC)
Tumor burden [mm²]
350
300
250
200
150
100
50
0
Pembrolizumab
Pembrolizumab + IMP321
Pembrolizumab
286
242
74
tumour burden according to irRC
after pembro mono
Cycle 5
Cycle 9
pembro
PFS-FU
9
25
37
49
64
week

Efficacy: Metastatic Melanoma
All lesions disappeared
CR (confirmed)
patient without treatment and disease free
Tumor
progression
preliminary data, status 9th May 2018
Efti
(IMP321) in Melanoma
TACTI-mel
(IO
combination)
–
Single
Case
at
1
mg
efti

Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

immutep
LAG-3 IMMUNOTHERAPY

Best Overall Response acc. to irRC
(C1/D1
analysis)
(1)
N = 18 (%)
irCR
1 (6%)
(1)
irPR#
10 (56%)
(1),(2)
irSD
5 (28%)
(1)
irPD
2 (11%)
(1)
Best overall response rate (ORR)
11 (61%)
(1)
Progression free at 6 months
12 (66%)
(1)
preliminary data, status 9th May 2018
•
Overall response rate is 61%
and 66% of patients are
progression free 6 months
after start of pembrolizumab
(1)
•
7/12 (58%) patients with
progression (irPD) or stable
disease (irSD) have a benefit by
adding IMP321
(1)
Trial
Design
TACTI-mel:
Combination
treatment
of
efti
and
pembrolizumab
starts
at
cycle
5
in
patients
not
responding
well
or
progressing
on
pembrolizumab
difficult
to
compare
to
any
historical
control
How does the efficacy look from the start of pembrolizumab?
Performed analysis of read-outs starting from cycle 1 day 1 of pembrolizumab, including the 4 cycles pembrolizumab monotherapy (“C1/D1 Analysis”)
Efti
(IMP321) in Melanoma
Response Analysis Starting Cycle 1 Day 1 Pembrolizumab
Notes
(1)
Response rates determined by C1/D1
Analysis
(2)
Includes 1 patient with complete disappearance of all target lesions, CR acc to RECIST1.1 immutep
LAG-3 IMMUNOTHERAPY

MERCK
INVENTING FOR LIFE

•
In March 2018 Immutep
entered into clinical trial collaboration and supply agreement with
Merck & Co., Inc., Kenilworth, NJ, USA (known
as
MSD outside the
United States and
Canada) to
evaluate the combination of eftilagimod alpha with MSD's anti-PD-1 therapy
KEYTRUDA
®
(pembrolizumab)
in
a
new
Phase
II
clinical
trial
•
The planned Phase II combinatory clinical trial, referred to as TACTI-002, will evaluate the safety and efficacy of this novel immunotherapy combination in patients in different cancer indications such as head and neck small cell carcinoma (“HNSCC”) or two different lines of non small cell lung cancer (“NSCLC”)
•
The TACTI-002 clinical trial will be a Phase II, Simon two-stage, non-comparative, open-label, single-arm, multicenter clinical study
•
Up to 110 patients across the three indications are planned to be treated in medical centers in
Europe and the United States with the trial expected to commence in the second half of 2018
Collaboration and Supply Agreement

Chemo-Immuno-Combo
IO-IO Combo
Vaccine Adjuvant

immutep
LAG-3 IMMUNOTHERAPY

®

st

TACTI-002;
a
basket
trial:
Two
ACTive
Immunotherapeutics
in
different
indications
Phase II, multi-
national (EU + US
+ AUS), open label
Simons 2 stage; 3
indications; up to 110
pts
Response rate; PFS, OS, PK,
Biomarker; Safety and
tolerability
Primary
Objective
Response rate (iRECIST)
Other
Objectives
Safety, PFS+OS, PK,
exploratory biomarker
analysis
Patient
Population
Part A: 1
line NSCLC PD-X
naive
Part B: 2
line NSCLC, PD-X
refractory
Part C: 2
line HNSCC, PD-X
naive
Treatment
30 mg Efti
(IMP321) s.c.
200 mg Pembrolizumab i.v.
Efti
(IMP321) +
Pembrolizumab
(Keytruda
) for 12 months + max.
of 12 months pembrolizumab
monotherapy
12-15 sites
in Europe / US
/ Australia
•
IND in the U.S. granted in
July 2018
•
Study start expected Q.4 ‘18
•
First
DMC meeting planned
mid ’19
•
First
data expected mid ‘19
Status Report
Efti
(IMP321) –
Clinical Development
TACTI-002 Trial Design
Notes
NSCLC –
non-small-cell
lung
cancer, HNSCC –
head
and neck squamous
cell
cancer, DMC –
data
monitoring
comittee, PFS –
progression
free
survival, OS –
overall
survival, PK –
pharmacokinetics, PD-X –
any
PD-1 or
PDL-1 treatment
nd
nd

immutep
LAG-3 IMMUNOTHERAPY

EDDING 亿
PHARM 腾

EOC

CYTLIMIC
Cytotoxic T Lymphocyte Immunotherapy in Cancer

WuXi Biologics
Global Solution Provider

•
Eddingpharm holds Chinese rights
•
Chinese IND for IMP321 granted in Dec 2017 -> USD1m milestone paid to Immutep
•
EOC, an Eddingpharm spin-off holding the Chinese rights for
IMP321, Phase I study in MBC expected to start Sep 2018
•
Milestone and royalty bearing partnership for Immutep
•
Spin off from NEC, Japan. Est. Dec 2016; aims to develop cancer drugs discovered by artificial intelligence
•
Multiple Material Transfer Agreements
•
Preclinical and clinical research ongoing
Eftilagimod Alpha Partnerships
•
Strategic supply partnership for the manufacturing of eftilagimod alpha
•
Through WuXi, Immutep
was first company ever to import and use a
Chinese manufactured biologic in a European clinical trial

19 IMP731 (Autoimmune Diseases)

GSK‘781 for Autoimmune Diseases
GSK2831781, which is derived from IMP731 antibody, aims to kill the few activated
LAG-3
+
T
cells
that
are
auto-reactive
in
autoimmune
disease
leading
to long term disease control without generalized immune suppression
•
GSK holds exclusive WWW rights
•
Jan 2015: Immutep received a single-digit million US$ milestone payment
•
Up to £64m in total upfront payments and milestones, plus royalties if all objectives are achieved
•
GSK2831781 in Phase Ib
trials
•
Phase 1 study completion date: March 2018
(see http://www.gsk-clinicalstudyregister.com/study/200630#ps)

21 IMP701 (Cancer)

IMP701 (LAG525) for
Cancer
•
IMP701 is an anti-LAG-3 mAb that blocks LAG-3-mediated immune down-regulation
•
LAG-3 is a prime target for immune checkpoint blockade as it is readily expressed at a high level in many human tumors
•
Novartis holds exclusive WW rights
•
August 2015: Start of Phase I study of IMP701 in combination with PDR001 (anti-PD-1
mAb) in 13 different cancer indications in 240 patients
•
1st and 2nd Milestone payments received in Aug 2015 and August 2017, respectively
•
Estimated study completion date is April 2019
•
December 2017: new Phase II study of IMP701 in combination with PDR001 in advanced solid and hematologic malignancies in 160 patients made public
•
April 2018: two new Phase II combination studies made public that planned to begin in
June/ July 2018 in triple-negative breast cancer (126 patients) and metastatic melanoma (160 patients)

23 Market & Competition

immutep
LAG-3 IMMUNOTHERAPY

immutep
NOVARTIS
gsk
immutep

LAG-3 Therapeutic Landscape Overview
Immutep is the leader in developing LAG-3 modulating therapeutics
Sources: GlobalData, company websites, clinical trials.gov, and sec.gov
Information as of August 17, 2018, includes planned and completed trials, includes trials where the company may not be the sponsor
Indicates one product; size indicates stage of
development, green = product either developed
by Immutep or under license from Immutep
Indicates No. of patients on trials
Phase
1
Preclinical
Phase
2
Late
stage
Total estimated
patients*
Program
Company
Phase
1
Preclinical
Phase
2
Pivotal
Total estimated
patients*
Program
Company
Phase
1
Preclinical
Phase
2
Pivotal
Company
Eftilagimod Alpha
(IMP321)
Incyte
Corp.
LAG525
(IMP701)
MK4280
FS-118
SYM022
413
55
51
F-Star
Symphogen
A/S
Armo
Biosciences
BI
754111
2
trials
MGD013
131
Macrogenics
1
trial
1
trial
1
trial
1
trial
379
B.I.
Merck
&
Co.
Inc.
4
trials
2
trials
1
trial
1
trial
REGN3767
TSR-033
546
260
1
trial
1
trial
Regeneron/
Sanofi
Tesaro
906
30
INCAGN02385
Relatlimab
6739
BMS
6
trials
2
trials
10
trials
666
1
trial
2
trials
GSK2831781
(IMP731)
67
1trial
Program
IMP761
AM003

Number of LAG-3 Clinical Trials
Total Estimated Patients in LAG 3 Trials

Increasing Clinical Trials Targeting LAG-3
Industry increasingly deploying resources to development of LAG-3 therapeutics
Sources: GlobalData, company websites, clinical trials.gov, and sec.gov
Information as of August 17, 2018
*2018 includes planned and completed trials, includes trials where the company may not be the sponsor
1
4
7
14
20
38
1,000
1,539
2,895
4,754
5,630
10,243
0
2,000
4,000
6,000
8,000
10,000
12,000
0
5
10
15
20
25
30
35
40
2013
2014
2015
2016
2017
2018
Total Est. Patients*
No. Clinical Trials*

26 Outlook

Outlook
Immutep
is well funded with a cash runway to calendar Q4 2019, well beyond the final progression free survival data from its Phase IIb AIPAC breast cancer trial.
Potential News Flow and Milestones
Clinical
Other
AIPAC
fully
recruited
(226
patients):
H2
2018
TACTI-mel
data
from
fourth
patient
cohort
(30
mg
dose
at
cycle
1):
H2
2018
TACTI-002
to
commence,
Phase
II
trial
in
collaboration
with
MSD:
H2
2018
IMP761 preclinical data: 2018
INSIGHT single cases from study: throughout 2018
AIPAC
final
progression
free
survival
data
(metastatic
breast
cancer
trial):
H1
2019
Potential milestone payments from clinical partners as trials progress
Continued expansion of patent portfolio
Continued regulatory interaction
Ongoing business development activities

The global leader in
developing LAG-3
therapeutics for
immuno-oncology and
autoimmune diseases
Deep expertise and
IP in the LAG-3 immune
control mechanism
Broadest LAG-3 portfolio
with four product candidates,
three of which are in nine
ongoing or planned clinical
trials
Multiple industry partnerships
including Merck (MSD), GSK
and Novartis
Expecting clinical results,
regulatory updates, and
business development news
flow in 2018-2019
Investment Highlights

29 Thank you!